FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on October 12, 2006 announcing  that the Company Agrees to Purchase a Handysize Container Ship Expanding Fleet to 9 Vessels.

                                                                       Exhibit 1

Euroseas Ltd. Announces Agreement to Purchase a Handysize Container Ship Expanding Fleet to 9 Vessels

Maroussi, Greece – October 12, 2006 – Euroseas Ltd. (OTCBB: EUSEF.OB; formerly ESEAF.OB) an owner and operator of drybulk carriers, container ship and multipurpose vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that on October 12, 2006, it signed a Memorandum of Agreement to purchase m/v YM Xingang I, a Handysize container ship of 23,596 dwt and 1,599 teu built in 1993 in Germany.

The m/v YM Xingang I, comes with a period charter attached until July, 2009 at a rate of $26,650 per day.  The vessel is to be delivered to Euroseas between November 1, 2006 and November 15, 2006 at the seller’s option, subject to approval by the seller’s shareholders and the vessel’s charterer.

Aristides Pittas, Chairman and CEO of Euroseas commented: "The acquisition of the m/v YM Xingang I, is within the context of our strategy of optimizing our presence in all segments of dry cargo shipping, including drybulk, container and multipurpose markets. Also, it is in line with our goal of expanding our fleet, while reducing its average age. Following the acquisition of the m/v YM Xingang I, our average fleet is reduced to 17.7 years. We continue to focus on middle age vessels, a segment which we believe enables us to maximize the size of our fleet with lower capital costs, thereby achieving higher returns per dollar invested. Our goal is to further grow our company with suitable vessel acquisitions as opportunities emerge going forward.”

Fleet Profile:

The fleet profile of Euroseas after the acquisition of m/v YM Xingang I, in its fleet will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment
DryBulk Vessels
ARISTIDES N.P.	Panamax	69,268		1993	Period Charter ‘til Dec-06
IRINI	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008
NIKOLAOS P.	Handysize	34,750		1984	Spot Charter ‘til Oct-06
ARIEL	Handysize	33,712		1977	Period Charter ‘til Oct-06
Total DryBulk Vessels	4	207,464

Container Carriers
YM XINGANG I,	Handysize	23,596	1,599	1993	Period Charter ‘til July-09

KUO HSIUNG	Handysize	18,154	1,269	1993	Period Charter ‘til Nov-07
YM QINGDAO I	Handysize	18,253	1,269	1990	Period Charter ‘til Mar-07
ARTEMIS	Handysize	29,693	2,098	1987	Period Charter ‘til Dec-08
Total Container Carriers	4	89,696	6,235

Multipurpose Vessels
Tasman Trader	1	22,568	950	1990	Period Charter ‘til Mar-12

Fleet Grand Total	9		7,185

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 135 years. As of October 6, 2006, Euroseas trades on the OTCBB under the new ticker (OTCBB: EUSEF.OB) replacing the previous ticker symbol (OTCBB: ESEAF.OB).

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

Following the acquisition of the M/V “YM Xingang I”, the Company will have a fleet of 9 vessels, including 2 Panamax drybulk carriers, 2 Handysize drybulk carriers, 4 Handysize container ships and a Handysize multipurpose dry cargo vessel. Euroseas’ 4 drybulk carriers have a total cargo capacity of 207,464 dwt, its 4 container ships have a cargo capacity of 6,235 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk carriers, container ships and multipurpose vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2693 Fair View Drive Mountainside, NJ 07092 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  October 12 2006

    By: /s/ Aristides J. Pittas

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 Aristides J. Pittas

 President